UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)

                             ThermoTrex Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883666-10-9
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                April 28, 2000
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY

--------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*


                           OO; WC

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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          18,465,265
       WITH

--------------------------------------------------------------------------------
                      8    SHARED VOTING POWER

                           0
--------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           18,465,265
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                     10    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                           18,465,265

--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           80.3%

--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

      The following is hereby added as the first paragraph of Item 3:

     The Reporting Person has expended approximately $1,430,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. In addition, the Reporting Person converted $10,900,000 in principal amount of the Issuer's 3-1/4% Convertible Subordinated Debentures due 2007 (the "Debentures") into 403,703 Shares, as described in Item 5(c) below.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On December 17, 1999, the Issuer issued a press release stating that it has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares held by the public shareholders of the Issuer. Following the merger, the Shares would cease to be publicly traded. The Issuer's board of directors approved the merger agreement based on a recommendation from a Special Committee of its board of directors formed to evaluate the Reporting Person's offer.

      Under the merger agreement, each Share owned by minority shareholders would be exchanged for .5503 shares of the Reporting Person's common stock, $1.00 par value per share (the "TMO Common Stock").

      In addition, on December 17, 1999, the Issuer's ThermoLase Corporation subsidiary ("ThermoLase") issued a press release stating that it has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding shares of ThermoLase common stock (the "TLZ Shares") held by the public shareholders of ThermoLase in exchange for shares of TMO Common Stock. Following the merger, the TLZ Shares would cease to be publicly traded. ThermoLase's board of directors approved the merger agreement based on a recommendation from a special committee of its board of directors formed to evaluate the Reporting Person's offer.

      Under the agreement, the number of shares of TMO Common Stock to be issued to ThermoLase's public shareholders will be determined at the completion of the merger (the "effective date"), as described below.

      o If the average closing price of TMO Common Stock is between $11.925 and $17.887 for the 20 trading days prior to the effective date of the merger, a preliminary exchange ratio of 0.158 shares of TMO Common Stock for each TLZ Share would be adjusted on the effective date by multiplying the 0.158 by a fraction of which the numerator would be $14.906 (the average per-share closing price of TMO Common Stock for the 20 trading days ended December 13, 1999), and of which the denominator would be the average per-share closing price of TMO Common Stock for the 20 trading days ending on the day before the effective date.

      o If the average closing price of TMO Common Stock for the 20 trading days prior to the effective date is below $11.925, the exchange ratio would be fixed at 0.198 shares of TMO Common Stock per TLZ Share.

      o If the average closing price of TMO Common Stock for the 20 trading days prior to the effective date is above $17.887, the exchange ratio would be fixed at 0.132 shares of TMO Common Stock per TLZ Share.

      In addition, under the agreement, units of ThermoLase (currently consisting of one TLZ Share coupled with the right to have ThermoLase redeem that TLZ Share for $20.25 in April 2001) (the "Units") would be modified so that, following the merger, each unit would consist of a fractional share of TMO Common Stock (in an amount determined using the exchange ratio), which would be redeemable in April 2001 for $20.25. The cash value of the redemption right would remain constant before and after the merger.

      Any shares of the TMO Common Stock would be offered only by means of a prospectus.

      In addition, the Issuer's Trex Medical Corporation subsidiary has been put up for sale.

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain tax consolidation with the Issuer. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 18,465,265 Shares, or approximately 80.3% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 124,257 Shares or approximately 0.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 103,988 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
Samuel W. Bodman                                              0
Peter O. Crisp                                            5,800
Elias P. Gyftopoulos                                          0
Brian D. Holt                                             1,023
Frank Jungers                                             6,500
John T. Keiser                                           91,023
Earl R. Lewis                                             1,023
Robert A. McCabe                                          5,500
Theo Melas-Kyriazi                                        6,472
Robert W. O'Leary                                             0
Hutham S. Olayan                                              0
William A. Rainville                                      6,916
Richard F. Syron                                              0
Roger D. Wellington                                           0
All directors and current executive                     124,257
officers as a group (14 persons)

(1) Shares reported as beneficially owned by Mr. Crisp, Mr. Holt, Mr. Keiser, Mr. Lewis, Mr. Rainville, and all directors and executive officers as a group include 5,800, 1,023, 91,023, 1,023, 5,119 and 103,988 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Crisp and all directors and executive officers as a group include 5,280 full Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days, except as follows:



-----------------------------------------------------------------------------
Date         Amount            Price per Share   Transfer Type
-----------------------------------------------------------------------------
4/26/00      10,000            $10.00            Open Market Purchase
-----------------------------------------------------------------------------
5/1/00       1,500             $10.375           Open Market Purchase
-----------------------------------------------------------------------------
5/1/00       20,600            $10.625           Open Market Purchase
-----------------------------------------------------------------------------
5/2/00       102,900           $10.652           Open Market Purchase
-----------------------------------------------------------------------------


      In addition, on April 28, 2000, the Reporting Person converted $10,900,000 principal amount of the Issuer's Debentures into 403,703 Shares at a conversion price of $27.00 per Share. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 18,465,265 Shares beneficially owned by the Reporting Person, 40,600 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 8,188 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Mr. Crisp has the right to acquire 5,800 Shares within 60 days; and Mr. Keiser has the right to acquire 90,000 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date: May 8, 2000                       THERMO ELECTRON CORPORATION


                                        By:  /s/ Theo Melas-Kyriazi
                                             ----------------------------------
                                             Theo Melas-Kyriazi
                                             Vice President and
                                             Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Director, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron